ATLAS RESOURCE PARTNERS, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th Floor

Pittsburgh, Pennsylvania 15275

February 13, 2012

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.
Registration Statement on Form 10
File No. 1-35317

Dear Mr. Schwall:

In connection with the Registration Statement on Form 10, as amended to date (File No. 1-35317), filed by Atlas Resource Partners, L.P. (the “Partnership”), I hereby confirm to you on behalf of the Partnership that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *    *    *    *

H. Roger Schwall

U.S. Securities and Exchange Commission

February 13, 2012

Sincerely,

Atlas Resource Partners, L.P.

By: Atlas Resource Partners GP, LLC, its general partner

By: Atlas Energy, L.P., its sole member

By: Atlas Energy GP, LLC, its general partner

By:	/s/ Lisa Washington
Lisa Washington
Vice President, Chief Legal Officer and Secretary